Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following presentation was made available by Barrick Gold Corporation on March 4, 2019.

     Capturing the Missing Billions  Unprecedented Value Creation Opportunity for Barrick and Newmont ShareholdersUnlocking Over $7 Billion NPV of Real Synergies

 Cautionary Statements  1  Non-SolicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.Additional Information and Where to Find ItBarrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders. Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont. Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction. The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720- 7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.Participants in SolicitationThis communication is a not a solicitation of a proxy from any investor or securityholder. However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont's special meeting of stockholders under the rules of the SEC. Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available. These documents can be obtained free of charge from the sources indicated above.Forward-Looking InformationThis presentation (including information incorporated by reference in this presentation), oral statements made regarding Barrick’s proposal, and other information published by Barrick contain statements which are, or may be deemed to be, “forward-lookingstatements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward- looking statements. The forward-looking statements contained in this presentation include statements relating to: (i) Barrick’s proposal to merge with Newmont in an all-share transaction, (ii) the expected impact of such a transaction, including potential real pre-tax synergies (and the net present value and per annum savings of such synergies) as well as effects on and, as applicable, estimates of, Barrick’s portfolio of Tier One Gold Assets, potential uplift to unaffected share prices, and reserves and resources, (iii) creation of the industry’s best gold investment vehicle, and Barrick’s ability to attract gold and generalist investors, (iv) the potential optimization of Barrick’s asset portfolio, (v) the expected timing and scope of such a transaction, including receipt of necessary regulatory approvals and satisfaction of conditions, (vi) Barrick’s future dividend payments or policies, (vii) the expected complexities and challenges in implementing, managing and operating a joint venture with Newmont, and the synergies that such a joint venture, if implemented, would capture, and (viii) other statements other than historical facts.Although Barrick believes that the expectations reflected in such forward-looking statements are reasonable, Barrick can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: risks relating to Barrick and Newmont’s respective credit ratings; local and global political and economic conditions; Barrick’s economic model; liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with each of Barrick’s and Newmont’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the proposed transaction (including estimated synergies and financial benefits) or implementing the business plan for Barrick following such transaction, should it occur, including as a result of a delay in its completion or difficulty in integrating the businesses of the companies involved; risks that Barrick may not be able to pay targeted annualised dividends following a successful completion of a possible transaction; risks relating to the ultimate outcome of any possible transaction between Barrick andNewmont, including the possibilities that Newmont will reject a transaction with Barrick or that Barrick will not pursue a transaction with Newmont; the risk that the conditions to completion of the transaction will not be satisfied; the risk that any shareholder approval of the transaction will not be obtained from the relevant shareholders; the risk that required regulatory approvals necessary to complete the transaction will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the transaction or have other negative implications for Barrick following the transaction; the risk that litigation relating to the transaction may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Barrick and/or Newmont; the risk that the focus of management's time and attention on the transaction may detract from other aspects of the respective businesses of Barrick and Newmont; the risk that a material decrease in the trading price of Barrick common shares may occur; the risk that Barrick may not be able to retain key employees of Newmont following the transaction; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Barrick and Newmont carry on business or in which Barrick may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.Neither Barrick nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations, Barrick is not under any obligation, and Barrick expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Free Cash Flow Uplift Drives Future Growth and Sustainable Shareholder Returns      Over $7 Billion NPV of Real Synergies2      Best-in-Class Management Team With Track Record of Delivering Significant Shareholder Value      Unrivaled Position in Long-Life, Low Cost Nevada Assets with 20+ Year Mine Life      Strong Balance Sheet to Fund Growth and Returns to Investors  World’s Best Portfolio of Tier One Gold Assets1          Every Year We Delay This Merger Costs Shareholders Over $750 Million3  Barrick Newmont Merger Offers Shareholders Unprecedented Value Creation  2  See Endnote 1.Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.Annual average pre-tax synergies for first five full years (2020 - 2024).      World Class Business Attractive to Both Gold and Generalist Investors      Further Re-Rating Potential from Synergies and Superior Quality Relative to Peers

 Few Mining M&A Transactions Create Significant Real and Long-Term Value    Premiums Paid Negate PotentialValue Creation for Shareholders  O  Size for the Sake of Size Only  O  Transaction Rationale Based On Short-Term Share Price Movements and Trading Multiple Differences  O  Operations Too Distant Or Dissimilar To Provide Real Synergies  O   3      Management Exiting?      Dilution of AssetQuality                Newmont / Goldcorp – An Old Style Mining TransactionRationale: Size for the Sake of SizePremium Paid        World Class Asset Base and Attractiveness      Lack Of Material,Real SynergiesMultiple HQ OverheadsGoldcorp Transaction Significantly Dilutes Newmont’s

         Potential to Unlock ~$5 Billion NPV of Real Synergies From Nevada1  Only Gold District With Multi-Billion Dollar Synergies  4                    Twin Creeks TurquoiseRidge  Phoenix  CortezGoldrush / Fourmile  Goldstrike  Carlin  Long Canyon                                                                                                                          Elko  20  0  10Miles  Wells  Battle Mountain  Winnemucca  Barrick Land HoldingNewmont Land Holding Producing MineMajor Project Heap Leach SX-EWPlant    1. Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.

       Barrick has the majority of high-grade reserves and resources and Newmont has the majority of processing plant capacity and infrastructureCombination of Barrick and Newmont’s highly complementary assets enables optimisation across the complex, providing the opportunity to unlock 20+ years of profitable production in NevadaBarrick Newmont Pro Forma          Unlocks 20+ Years of Profitable and Responsible Production in Nevada  Nevada Operations – Obvious Synergies  5                16.0  11.7  27.7  4.32  1.30  2.18          1  1  2          1  2  3          4  14  18          4  4  8          2.4  1.7  4.1                26.5  21.8  48.3  3.43  1.60  2.26      2018 Gold Production1 (Moz)      # of Mines and Major Projects      # of Processing Facilities      # of Roasters      # of Autoclaves      Proven and Probable Reserves and Grade1 (Moz; g/t Au)      Measured and Indicated Resources and Grade1 (Moz; g/t Au)  1. Metrics are shown on an attributable basis and based on latest company disclosures. See Endnote 2, 3 and 4.

 … Creating a Virtuous Cycle of Value Creation      Unprecedented Opportunity for Immediate, Meaningful Synergies…   Ensuring 20+ Years of Profitable and Responsible Production in Nevada  6  … Maximizing Nevada’s Potential      Optimised Operations      Lower Costs / Higher Free Cash Flow         Lower Cut-Off Grades      Increased Reserves and Resources      Longer Profitable Mine Lives                Optimisation of Administration and Regional Business Centres      ✓      Optimisation of Supply Chain Costs      ✓      Optimised Utilisation of Resources and Blue-Sky Potential Via District-Wide Geological Approach      ✓      Optimisation of Transportation and Warehousing Costs      ✓        Optimisation of Ore Sources and Production Schedules With Appropriate Plants      ✓      Longer Profitable Mine Lives    Longer Term Employment Opportunities      Longer Term Benefits To Local Communities      Longer Term Benefits To Nevada’s Economic Growth

             $1.2 B  Nevada Complex  Corporate G&A Savings  Exploration & Project Planning  Supply Chain  Total Synergies  NPV of Real Synergies1            1$4.7 B      2      3$0.8 B      4$0.4 B ~$7.1 B    Synergies Are The Premium –Total Real Synergies of Over $7 Billion NPV1  7  Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.Annual average pre-tax synergies for first five full years (2020 – 2024).  Integration and optimisation of Nevada assets will allow for 20+ years of profitable production through enhanced mine planning, processing and logistics      Nevada Complex($480 M Per Annum)2      1  Reduction in corporate and regional G&A through elimination of redundancies and decentralization~60% - 80% reduction in Newmont’s corporate (Denver) and regional G&A (Africa and South America)      Corporate G&A Savings($140 M Per Annum)2      2  Rationalization of exploration spend and project planning to focus on priority regions~1/3 reduction in Barrick and Newmont’s combined exploration and project planning spend, via cost rationalisation and greater focus on priority regions      Exploration and Project Planning($100 M Per Annum)2      3      Supply Chain($50 M Per Annum)2      4  Supply chain efficiencies derived from leveraging economies of scale across the organizationSince the Randgold merger, Barrick has identified$200 million of annual supply chain savings opportunities

 Synergies Are The Premium –Potential to Unlock ~$4.7 Billion NPV of Real Synergies From Nevada1  8  Nevada synergies are well understoodSite-based Nevada team has conducted a bottom-up study of synergies and identified potential opportunitiesSynergies average approximately $500 million per annum in the first five years, stepping down over time2    29%  10%  13%  25%  23%  Optimised Mining and Processing Represents 52% of Synergies(~$250 M Per Annum)2    Integrated Mine Planning (~$140 M Per Annum)2Prioritising high-grade underground ore feed through Goldstrike and Carlin Mill 6 roastersRationalising and redirecting capitalOre routing and minimising haulage distancesOptimising processing blend  Regional and Site-Based Indirect Costs(~$120 M Per Annum)2Rationalisation of duplicate regional business infrastructure and support functions for consolidated operations  Mining Costs, Optimized Fleet, and Maintenance(~$60 M Per Annum)2Savings from the adoption of best practices, shared mining fleets and combined maintenance planning  Turquoise Ridge – Twin Creeks Optimisation (~$50 M Per Annum)2Operating the adjacent assets as a single mineOptimising mining and processing operations and removing value destructive JV costs  Nevada Supply Chain / Consumables Discounts(~$110 M Per Annum)2Centralized warehousing / distribution and further inventory rationalisationGlobal contracts and services optimisation; discounts associated with bulk consumables purchases  Unquantified Synergies and Upside Opportunities Not IncludedAdditional resource potential linked to shared infrastructure and integrated planningDelays requirement for refractory processing expansionTailings managementWater rights and environmental managementPower rationalisation  Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.Annual average pre-tax synergies for first five full years (2020 – 2024). Chart shows percentage of annual average pre-tax synergies for first five full years (2020 – 2024) by category.          ~$500 Million of Annual Real Synergies From Nevada2

               $35.39  $41.63  Unaffected Newmont Share Price (Wednesday, 20 Feb 2019)  Pro Forma Barrick Newmont Share Price (at Current Barrick P/NAV Multiple)  Value Creation for All Shareholders Driven by Synergies  9  Source: Thomson One Analytics and Factset as of February 20, 2019.  Based on research analyst consensus NAV estimates. Pro forma Barrick Newmont share price incorporates the effect of the NPV of post-tax synergies projected over a twenty year period and break fee (without regards to any potential adjustment from resulting break fee tax savings). See Endnote 6.Expressed on a per Newmont share basis.                $13.76  $16.20  Unaffected Barrick Share Price (Wednesday, 20 Feb 2019)  Pro Forma Barrick Newmont Share Price (at Current Barrick P/NAV Multiple)                    Synergies Drive a 15% to 20% Uplift for all Shareholders Prior to any Re-Rating        Material value creation to be shared between shareholders of Barrick and Newmont as a result of unlocking the synergiesBased on Barrick’s current P/NAV multiple, the value of synergies would translate into a 15% to 20% uplift to unaffected share pricesAdditional upside from re-rating potentialIllustrative Barrick Share Price1 Illustrative Newmont Share Price1,2

 Tearing down $5 Billion of Fences in Nevada  Newmont has not prioritized the realization of Nevada’s full potentialNewmont’s CEO admitted he hasn’t reviewed the opportunity since 2014, and only then a high level review for acouple of daysAttempts by Barrick to jointly study the opportunity and exchange information have been rebuffedNegotiation of JV terms and valuation is complex and often protracted by natureA true JV of the scale and complexity of the Nevada operations would be extremely challenging to implement and 20 years of history suggests may never be achievedA Nevada JV would be difficult to manage and operateWould not enable full realization of benefits due to duplicate administration, conflicting priorities and cumbersomegovernanceNevada JV is not the right path forward:Even if an agreement is reached, a JV would not capture 100% of Nevada synergiesA Nevada JV fails to realize the $2.4 Billion of non-Nevada synergies110  1. Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.

 Barrick’s Recent Value Creation Track Record  Since closing of the Barrick Randgold Merger:Implemented “Miner’s, not Manager’s” ethosIntegrated Barrick / Randgold management teamsRationalised and re-purposed head officeEmpowered regional management structure focused on operationsDeployed mineral resource teams at each operationRepurposed technology and innovation initiatives to mine sitesMade significant progress in streamlining, including a budgeted year-over-year reduction of $135 million in corporate G&A1Annual procurement savings of $200 million identified: $50 million secured already, $10 million in progress, $84 million targeted for remainder of 2019 and further $56 million in 2020 without material operational synergiesThe Barrick Randgold Merger Has Already Created Over $5 Billion of Shareholder Value2  11  1. From 2018A to 2019E.2. Based on market capitalisation of Barrick as of February 20, 2019 versus combined market capitalisation of Barrick and Randgold at announcement (September 21, 2018). Source: Bloomberg Financial Markets.

 Proposal To Newmont      Key Conditions  Newmont / Goldcorp transaction terminatedApprovals from shareholders of Barrick and NewmontRegulatory clearance from relevant authoritiesNo financing condition      Dividends1  The combined company intends to match Newmont’s annual dividend of $0.56 per share which, based on the proposed exchange ratio, will represent a pro forma annual dividend of $0.22 per Barrick share (compared to the current annual dividend of $0.16 per Barrick share).          The Proposal  Business combination on an at-market basisExchange ratio of 2.5694 Barrick shares per Newmont shareBarrick shareholders to own 55.9% of the combined company, Newmont shareholders to own 44.1%  12  1. See Endnote 5.

 Source: Thomson One Analytics, company reports and announcements.  See Endnote 1.Stated US$100 million pre-tax synergies.Annual average pre-tax synergies for first five full years (2020 – 2024).  A Merger With Barrick Creates Far More Real Value for Newmont Shareholders  Newmont has estimated total pre-tax synergies of only $100 million per year in the Goldcorp transaction  Illustrative Comparison of Annual Synergies  Substantial Value Creation vs. Goldcorp Transaction  13  >US$750 million  US$100 million  Newmont Goldcorp  Barrick / Newmont 3  Increase Ownership of Tier One Gold Assets1  O    Significant, Real Synergies  O    Asset Quality Enhancement for Newmont  O    Significant Value Creation  O    Proven and Committed Best-in-Class Management  O    Irrelevant Metrics:      Creates World’s Largest Gold Company                        Newmont / Goldcorp 2    >7.5x        Barrick Newmont    A Far More Attractive Transaction For Newmont Shareholders

 Benefits of the Proposed Merger  14  Financial Benefits  Operational Benefits      Increases Number of Tier One Gold Assets2      ✓      High Quality Exploration and Development Pipeline      ✓      Creates Nevada Mining Powerhouse with Fully Optimised Nevada Operations      ✓      Best Assets Run by Best Management      ✓      Adds High Quality Assets      ✓      Clear Path to Share Over $7 Billion NPV of Real Synergies1      ✓      Further Re-Rating Potential      ✓      Increased Free Cash Flow for Growth and Shareholder Returns      ✓      Strong Pro Forma Balance Sheet      ✓          “Must-own Stock” for Gold and Generalist Investors      ✓      $0.22 Dividend per New Barrick Share      ✓      Opportunity for Portfolio Optimisation      ✓  Represents the NPV of pre-tax synergies projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate.See Endnote 1.

     Tier One Gold Assets      Non-Tier One Gold Assets          69%  31%  Leading Portfolio of Eight Tier One Gold Assets1  15  Majority of combined gold asset value would be comprised of Tier OneGold Assets:  CortezGoldstrike / CarlinTurquoise Ridge / Twin CreeksPueblo ViejoMerianLoulo-GounkotoKibaliNewmont Ghana  One Tier One Gold Asset expected to be created by the merger:Combination of Turquoise Ridge and Twin Creeks with synergy driven cost reductions and combined scaleOne existing Tier One Gold Asset increased in scale:Combination of Carlin with the already Tier One Goldstrike  See Endnote 1.Consensus Gold Asset NAV based on research analyst estimates where analysts have disclosed breakdown by asset / region. Excludes copper assets and NAV attributed to exploration that is not asset specific. Tier One Gold Asset NAV includes NAV for Goldrush / Fourmile as a potential Tier One Gold Asset. Source: Thomson One Analytics.    Pro Forma Consensus Gold Asset NAV2

 Maintains Balanced Political Risk Exposure  16    Barrick      Based on company disclosure. 2018 production shown on an attributable basis. Barrick’s production figure include Randgold’s 2018 production figure which was separately reported.Based on company disclosure. Proven and probable gold reserves. Shown on an attributable basis. Barrick’s reserves shown as of December 31, 2018 and exclude reserves categorised as “Other”. Barrick’s reserves include Randgold’s reserves which were reported separately and shown as of December 31, 2018. Newmont’s reserves shown as of December 31, 2018.Consensus Mining NAV based on research analyst estimates where analysts have disclosed breakdown by asset / region. Source: Thomson One Analytics.  Note: The calculations above categorise Barrick’s interest in Pueblo Viejo (60%) within Latin America.          North America Latin America      Africa & the Middle EastNewmont      Australia PacificPro Forma Barrick Newmont                                                                                                                    Consensus Mining NAV3    6%                        17%      29%    44%  33%  38%    41%              26%        21%    20%  9%  16%                        Gold Reserves2  7%                  19%      22%  38%  32% 39%    38%          20%      33%    18% 11%  23%                    Gold Production1  27%  9%  45%  30%    40%  19%  43%                22%        19%    17%  13%    16%

 Barrick Outperformed Newmont by 20% Since the Barrick / Randgold Merger Announcement  17    Total Shareholder Return (Since Barrick / Randgold Announcement1)          If we include historical performance, Randgold has outperformed Newmont since Gary Goldberg was appointed CEO2 and by over 480% since 20063                                            32.4%  12.6%  (10.0%)  10.0%5.0%-(5.0%)  30.0%25.0%20.0%15.0%  40.0%35.0%  Sep-18  Oct-18  Nov-18  Jan-19    Barrick    Dec-18Newmont  Note: Based on total shareholder return (including reinvested dividends) for U.S. tickers of Newmont, Barrick and Randgold. Source: Bloomberg Financial Markets.  Measured from September 21, 2018 to February 20, 2019.Measured from February 28, 2013, one day prior to the press release issued by Newmont announcing Gary Goldberg’s appointment as CEO on March 1, 2013, to December 31, 2018.Measured from December 31, 2005 to December 31, 2018.

 Barrick Newmont Merger Offers Shareholders Unprecedented Value Creation  18      Free Cash Flow Uplift Drives Future Growth and Sustainable Shareholder Returns      Over $7 Billion NPV of Real Synergies2      Best-in-Class Management Team With Track Record of Delivering Significant Shareholder Value      Unrivaled Position in Long-Life, Low Cost Nevada Assets with 20+ Year Mine Life      Strong Balance Sheet to Fund Growth and Returns to Investors  World’s Best Portfolio of Tier One Gold Assets1      World Class Business Attractive to Both Gold and Generalist Investors      Further Re-Rating Potential from Synergies and Superior Quality Relative to Peers

 Disclaimer  19  Technical InformationThe scientific and technical information contained in this presentation in respect of Barrick has been reviewed and approved for release by Rodney Quick, Mineral Resource Management and Evaluation Executive of Barrick and Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick, each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.Non-GAAP Financial Performance MeasuresCertain financial performance measures used in this presentation – namely total cash costs per ounce, NAV (or “net asset value”) and P/NAV (or “price to net asset value”) – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyse the business performance and financial position of Barrick and the combined business performance and financial position of Barrick if a merger transaction with Newmont was to occur on the terms proposed. These non-GAAP financial measures are intended to provide additional information only and do not have any standardised meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.In order to provide the combined business performance and financial position of Barrick after giving effect to its proposed merger transaction with Newmont, certain non-GAAP financial performance measures of each of Barrick and Newmont have been combined to show an aggregate number. Such pro forma combined numbers are illustrative only and actual figures may vary materially.Third Party Data and QuotationsCertain comparisons of Barrick, Newmont and their industry peers are based on data obtained from Wood Mackenzie, Factset, Bloomberg Financial Markets or Thomson One Analytics. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg Financial Markets is a software, data and media company which delivers business and market news, data and analysis. Thomson One Analytics is a web-based investment research and analytic tool. None of Wood Mackenzie, Factset, Bloomberg Financial Markets nor Thomson One Analytics has any affiliation to Barrick.Other than in respect of its own mines, Barrick does not have the ability to verify the data or information obtained from Wood Mackenzie, Factset, Bloomberg Financial Markets or Thomson One Analytics and the non-GAAP financial performance measures used by Wood Mackenzie, Factset, Bloomberg Financial Markets and Thomson One Analytics may not correspond to the non-GAAP financial performance measures calculated by Barrick, Newmont or their respective industry peers. For more information on these non-GAAP financial performance measures see Endnote 1 and 6.Barrick has neither sought nor obtained consent from any third party to be quoted in this presentation.

 Endnotes  20  A Tier One Gold Asset is a mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve (excluding state-owned and privately owned mines). Total cash costs per ounce is based on data from Wood Mackenzie, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash costs per ounce is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash costs per ounce should not be considered by investors as an alternative to costs of sales or to other IFRS measures.Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.Proven and probable gold reserves and measured and indicated gold resources of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36 g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93 g/t, representing 14.7 million ounces of gold. Measured resources of13.5 million tonnes grading 4.22 g/t, representing 1.8 million ounces of gold. Indicated resources of 101.6 million tonnes grading 4.34 g/t, representing 14.2 million ounces of gold. Measured and indicated resources are shown exclusive of reserves. Complete mineral reserve and mineral resource data for all Barrick mines and projects referenced in this presentation, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves and resources for Barrick are reported, are set out in Barrick’s Q4 2018 Report issued on February 13, 2019.Proven and probable gold reserves and measured and indicated gold resources of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84 g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32 g/t, representing 16.0 million ounces of gold. Measured resources of 19.7 million tonnes grading 2.19 g/t, representing 1.4 million ounces of gold. Indicated resources of 260.7 million tonnes grading 1.23 g/t, representing 10.3 million ounces of gold. Measured and indicated resources are shown exclusive of reserves. Complete mineral reserve and mineral resource data for all Newmont mines and projects referenced in this presentation, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves and resources for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.The potential pro forma reserves and resources figures from combining Barrick and Newmont’s operations in Nevada were derived by adding the reserves and resources reported by Barrick in its Q4 2018 Report and Newmont in its press release dated February 20, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018. See Endnotes 2 and 3. The pro forma reserves and resources are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the potential pro forma reserves and resources may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves and resources have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with Industry Guide 7 published by the SEC, however, the SEC does not recognise the terms “resources” and “measured and indicated resources”. According to its public disclosure, Newmont has determined that its reported “resources” would be substantively the same as those prepared using Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and that its reported measured and indicated resources (combined) are equivalent to “Mineralised Material” disclosed in its annual report on Form 10-K.Targeted annualised dividends represents management’s current expectations and are “forward-looking statements”. See cautionary statement above regarding forward-looking statements. Dividends for the last three quarters of 2019 have not yet been approved or declared by Barrick’s Board of Directors. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion ofthe Board of Directors and will be determined based on Barrick’s financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common shares of Barrick, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.“NAV” or “net asset value” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. NAV is based on research analyst consensus estimates. NAV is intended to provide additional information only and does not have a standardised meaning under IFRS and may not be comparable to similar measures presented by other companies. Barrick uses NAV because it believes that this non-GAAP measure is a metric commonly used across the industry to compare the relative value of the asset portfolios of mining companies.“P/NAV” or “price to net asset value ratio” is a non-GAAP financial performance measure with no standardised meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. P/NAV was calculated by dividing the closing share price on February 20, 2019 by NAV. Barrick uses the P/NAV ratio because it believes this non-GAAP financial performance measure is useful for comparing production and pre-production companies as well as companies which have a mixture of assets at both stages of development. Unlike other common metrics such as reserve and cash flow based metrics, P/NAV also effectively differentiates between assets of differing quality.P/NAV is commonly quoted by research analysts and also by companies in their normal course of business corporate presentations.

Frequently Asked Questions (“FAQ”)

Q            Why did Barrick not propose to pay a premium to Newmont shareholders?

A            Under the terms of Barrick’s proposal, Newmont shareholders would own approximately 44% of the combined company and would therefore share proportionately in the expected operating and other synergies that are estimated to average $750 million per year over the first 5 years and have a net present value (“NPV”) (pre-tax) of over $7 billion. Newmont shareholders will benefit from the value creation resulting from these synergies and other cost savings. This incremental value created by our transaction is the “premium” for Newmont shareholders.

Q            How will the $7 billion estimated synergy value be realized in the share price if the Barrick/Newmont deal is completed?

A         Barrick has estimated that the $7 billion  NPV (pre-tax) of synergies should result in a 14% improvement in the NAV per share for Newmont shareholders. One of the metrics that the market uses in valuing senior gold producers is a multiple of NAV or “P/NAV”. Currently, Barrick and Newmont’s P/NAV multiples are around 1.4 to 1.5. On this basis, Barrick expects that the improvement in its share price pro forma for a combination with Newmont could be in the range of 15% to 20%.

Q            Newmont is saying that the Barrick proposal is at a discount to Newmont’s trading price. Is that true?

A            Similar to other all-share merger transactions, Barrick’s proposed share exchange ratio was determined based on the 20-day volume weighted average price of Barrick and Newmont shares and, in this case, as of the close of markets on February 20, 2019. On February 21, 2019, the market price of Newmont shares was affected by rumours of a possible Barrick offer and, on February 22, 2019, media articles substantiated these rumours with comments from unspecified “sources” speculating on details of a transaction. Barrick issued a press release before market opening on February 22, 2019 confirming that it had reviewed the opportunity to merge with Newmont in an all-share nil premium transaction and that no decision had been taken. As a result, Newmont and Barrick’s trading was materially impacted on February 21, 2019 and February 22, 2019, and the trading volume increased significantly, particularly on February 22, 2019.

Q            How can Newmont shareholders be sure they  will  get  the  benefit  of  these  synergies and thus, a premium?

A            At the proposed exchange ratio, Newmont shareholders would receive approximately 44% of the pro forma combined company and share proportionately in the $7+ billion NPV (pre- tax) of synergies that Barrick estimates would result from this transaction. About $4.7 billion of the estimated $7+ billion NPV (pre-tax) of synergies is expected to come from Nevada, where Barrick and Newmont own the vast majority of the gold assets and processing facilities, many of which are in close proximity to each other. Rationalizing these operations under unified ownership and a single management team will result in tremendous efficiencies and cost savings. Both companies are very familiar with the operations of the other, and the potential for improved efficiencies as a combined operation is well known to Barrick and Newmont’s employees who work in Nevada. The other expected synergies (outside Nevada) are readily identifiable and attainable, including reductions in corporate and regional G&A through elimination of redundancies and decentralization.

Q            How were the Nevada synergies calculated and why is Barrick so confident they can be delivered?

A            The opportunity for significant synergies by combining with Newmont’s Nevada operations is well understood by Barrick. Barrick’s experienced Nevada team conducted an extensive bottom-up study of synergies and also identified other potential opportunities that are not included in the estimated $500 million in annual pre-tax savings. Therefore, Barrick believes the synergy estimates are not only achievable, but conservative.

Q            Why is  Barrick calculating the NPV of synergies based on a 20-year period when  mine lives might be shorter?

A            The average mine life (weighted by NAV) for the combined assets exceeds 20 years. Doing the same calculation and including only the first 10 years, the estimated NPV (pre-tax) of the synergies would exceed $5 billion. Newmont also used a 20-year period in calculating the NPV of the synergies Newmont estimated for the Goldcorp transaction.

Q            Is the Barrick proposal better than the Goldcorp transaction for Newmont shareholders?

A            Yes, absolutely. Barrick has estimated that a merger with Newmont would generate synergies averaging more than $750 million per year over the first 5 years. That is more than 7.5 times the $100 million of annual synergies estimated by Newmont for its proposed acquisition of Goldcorp. In addition, a Barrick/Newmont combination creates by far the world’s best gold company and upgrades Newmont’s asset portfolio with the addition of at least 5 Tier One gold assets. Barrick believes the proposed Newmont/Goldcorp transaction would dilute the quality of Newmont’s asset portfolio, as Goldcorp only has one Tier One gold asset in its portfolio, which is majority owned and operated by Barrick.

Q            Why not do a JV with Newmont in Nevada, rather than take over Newmont?

A            To realize the full potential of combining Barrick and Newmont’s operations in Nevada requires a one owner mentality in order to run the operations efficiently and effectively. A Nevada JV would not enable the full realization of synergies due to duplicate administration, conflicting priorities and cumbersome governance. By their own admission, Newmont has never prioritized realizing the joint benefits of combining with Barrick’s operations. Based on analyst consensus estimates, the NAV of Barrick’s Nevada assets is approximately 70% larger than Newmont’s ($8.3 billion vs $4.9 billion) in part due to Barrick owning much higher grade and lower cost assets. Despite this, Newmont has previously insisted that any partnership would need to be equal ownership and with Newmont as operator. Furthermore, Barrick’s experience with Newmont as a joint venture partner suggests that is not a transaction that would maximize value for either party. As a result, negotiations with Newmont over the years have not been fruitful and do not give us confidence that a suitable JV or similar transaction can be implemented.

Most importantly, a Nevada JV does not enable the full realization of additional synergies that would result from a full corporate merger with Newmont, including over $2 billion NPV (pre-tax) of other synergies including those from reductions in corporate and regional G&A and through the elimination of redundancies and decentralization.

Q            Who is going to be CEO of the combined Barrick/Newmont and what is the CEO’s commitment to deliver on the estimated synergies?

A            Mark Bristow will be the CEO of the combined company and he publicly stated in Barrick’s year end results conference call that he is committed to stay for at least 5 years. Gary Goldberg, the current CEO of Newmont announced he is retiring in June of this year. Mark Bristow is also the only gold mining CEO who has been named among the 100 best-performing CEOs in the world for three successive years by the Harvard Business Review.

Q            Is Barrick capable of running a global mining portfolio such as Newmont’s?

A            Barrick is very confident that it can successfully operate the combined Barrick/Newmont portfolio. Barrick is already very much a global mining company with assets in North and South America, Africa and Australia. Barrick currently operates in every jurisdiction where Newmont has a presence with the exception of Australia, where Barrick has a joint venture with Newmont as the operator. Newmont’s operations in Australia are mature and are run by an experienced mine management team who would continue to oversee those operations after the merger.

Q            Why is it a condition of Barrick’s proposal that Newmont’s acquisition of Goldcorp not be completed?

A            Barrick is not interested in a merger with a combined Newmont/Goldcorp as Goldcorp’s assets would dilute the quality of Newmont’s asset portfolio, and hence would dilute the quality of Barrick’s portfolio.

Q            How many Newmont shareholders are required to vote in favour of the Goldcorp deal for it to be approved?

A            The Newmont shareholder approval is not based on number of shareholders. In order for Newmont to authorize the additional share capital required for the Goldcorp transaction, a majority (greater than 50%) of the outstanding shares of Newmont must be voted in favour for it to be approved.

Q            Is the “proposal” from Barrick an offer that shareholders can accept today?

A            On Monday February 25, 2019, Barrick publicly disclosed that it had delivered a letter to the CEO and Chair of Newmont expressing its interest in merging with Newmont in an all-share at-market merger transaction. This type of transaction requires the participation of Newmont and to date we have not had a formal response from Newmont’s Board of Directors.

Q            Does Newmont have to pay a $650 million “break fee” to Goldcorp if Newmont’s shareholders vote against the Goldcorp deal?

A            No. Newmont negotiated a deal to acquire Goldcorp and the break fee was part of the negotiation. This fee is payable by Newmont in certain circumstances, including where Newmont’s Board of Directors decides to change its recommendation and not support the Goldcorp deal. However, no break fee is payable simply by virtue of Newmont’s shareholders voting against the Goldcorp deal. The break fee may be payable if Newmont is subsequently acquired by Barrick or someone else within a specified timeframe.

Q            Isn’t this deal “too much too soon” given that Barrick just acquired Randgold in January?

A            No. The Barrick/Randgold transaction was announced in September 2018 and was the culmination of several years of discussions between Mark Bristow and John Thornton. Planning for the integration began on announcement and thus, the integration process has moved very quickly post-close. The management team and key roles and responsibilities have been settled, the restructuring of Barrick’s Toronto headquarters is complete and numerous operational efficiencies are being delivered. Mark Bristow, Barrick’s CEO, is fully engaged with Barrick’s operational teams and has visited all of Barrick’s key assets (some twice). Barrick’s portfolio optimization program is well advanced, where core assets are being optimized and various divestment processes are well under way. Barrick believes the Randgold operations and management are now substantially integrated.

Q            What will the dividend payment be for the combined company?

A            As a combined company, Barrick’s intention would be to match Newmont’s annual dividend of $0.56 per share which, based on the proposed exchange ratio, will represent a pro forma annual dividend of $0.22 per Barrick share (compared to the current annual dividend of $0.16 per Barrick share).

Q      Will the transaction require a Barrick shareholder vote?

A            Yes. Approval by a majority of the Barrick shares present and voting at a meeting of Barrick shareholders is required in order to issue the requisite number of Barrick shares to complete the acquisition.

Q            What regulatory approvals are required? Do you anticipate any regulatory opposition?

A            The Barrick / Newmont transaction will require customary regulatory approvals in a number of key jurisdictions including the United States, China, Australia, and Germany. We do not expect significant delays or hurdles in obtaining the required clearances.

Q            If the Barrick/Newmont deal proceeds, where will the merged company be listed?

A            Barrick is listed on the New York Stock Exchange and the Toronto Stock Exchange. These listings will be maintained.

Q            Newmont claims that its shares have outperformed Barrick’s by a wide margin. Is that true?

A            No. Newmont has used convenient time periods to compare share price performance. They have ignored the fact that Barrick completed a $6 billion transformational value accretive merger with Randgold. Since the announcement of the Randgold merger in September 2018, Barrick shares have outperformed Newmont shares by 20%. If we were to consider longer term pre-merger statistics, Randgold shares have outperformed those of Newmont by 480% since 2006.

Q            Would a Barrick Newmont merger be good for Nevada?

A            Yes. Nevada will form the absolute core of a combined Barrick/Newmont which will result in significantly more capital invested to maximize the geological potential of Nevada. A combined company would have lower cost operations which will lower the cut-off grades of reserves and resources and result in much longer term and more profitable mines. This would mean longer-term employment for our employees, greater business for our suppliers and local communities and more cash flow to invest in the discovery and development of new mines, all of which benefits the economy of Nevada. The Newmont/Goldcorp transaction does nothing for Nevada and their assets will compete for capital that could otherwise be invested in Nevada.